Exhibit 99.3

TO THE SHAREHOLDERS OF

QIWI PLC

THE LETTER OF THE BOARD OF DIRECTORS OF QIWI PLC

DATED JUNE 17, 2020

Nicosia, Cyprus

2020

The present document is drawn by the board of directors (the Board) of QIWI plc (the Company) with the purpose of setting out to the shareholders of the Company their reasoning for recommending the approval of the proposed disapplication of the shareholders’ pre-emption rights as in accordance with sections 59A and 60B of the Cyprus Companies Act, Cap. 113 (the Law).

Legal and financial background

In accordance to Regulation 8(a) of the Articles of Association of the Company (the Articles) unless otherwise determined by the General Meeting of shareholders of the Company according to section 60B(5) of the Companies Law, Cap. 113, as amended (the Law), all new shares and/or other securities providing the right to purchase shares of the Company or which are convertible into shares of the Company, shall be offered before their issue to the shareholders of the Company.

On April 12, 2013 prior to the Company’s Class B shares becoming listed on the NASDAQ Global Select Market and traded publicly in the form of the American Depositary Shares (the ADS) on the NASDAQ Global Select Market, the shareholders of the Company by virtue of an ordinary resolution waived their pre-emption rights in relation to all new class B shares (the Disapplication) up to a maximum of 52,000,000 Class B shares and granted the Board the authority to issue new shares at its own discretion for consideration in cash, subject to certain terms and conditions. Pursuant to Cyprus law, the initial Disapplication was only valid for a five (5) years period from the date of closing of the Company’s IPO on May 8, 2013.

On May 8, 2018 the initial Disapplication expired. Without a waiver of shareholders pre-emption rights, the Company is required to offer existing shareholders the right to purchase shares of the Company in any new issuances by the Company, including in respect of employee offerings. Therefore, the absence of such disapplication effectively makes it impossible for the Company to issue employees new stock options or RSUs under equity compensation plans.

On December 27, 2017 a proposal for Disapplication for the purpose of issuing shares under employee equity compensation plans and for other general corporate purposes was put for vote at the extraordinary general meeting of the Company’s shareholders, however, class B shareholders did not support the proposal to approve the Disapplication.

On March 6, 2018 the Company convoked another general meeting of the shareholders and proposed to the shareholders to approve the Disapplication with additional limitations on its size and scope. The proposal to approve the Disapplication was not supported by the class B shareholders.

The Company also noted that at that time the proxy advisory firms issued an “against” recommendation for voting on the disapplication proposal. The Company believes that such “against” recommendation was given primarily based on the “against” recommendation issued previously by the proxy advisors on the proposed approval of the underlying employee equity compensation plans (the 2015 Restricted Stock Units Plan (“2015 RSU Plan”) and the 2017 Employee Stock Option Plan (“2017 ESOP”)) as the plans did not satisfy all of the recommended guidelines.

Following these attempts to get the approval of the Disapplication, the Company performed a detailed review of its shareholders’ and proxy advisors’ concerns in respect of the RSU and option plans of the Company then in place and took a number of steps to address those concerns, including: (i) termination of the 2017 ESOP effective from March 14, 2019; (ii) reduction of the total number of shares to be reserved for issuance under the 2015 RSU Plan to 2,100,000 class B shares with the view to limit the potential dilution for all outstanding equity compensation plans of the Company.

The Company also prepared a new 2019 Employee Stock Option Plan (“2019 ESOP”) in accordance with the guidelines applied for US foreign private issuers. The proxy advisors provided a positive recommendation to the shareholders in respect of the voting on the 2019 ESOP. On June 5, 2019, the 2019 ESOP was approved at the annual general meeting of the Company’s shareholders. The Company did not submit the Disapplication for a vote at the annual general meeting of the Company’s shareholders at that time because of the perceived sensitivity around the issue of Disapplication as well as the desire to ensure approval of the 2019 ESOP.

Nevertheless, the Company still effectively has no ability to issue and allot shares under 2019 ESOP in case of option exercises or under any employee equity compensation plans that may be established by the Company and approved by the shareholders in the future as the case may be, which significantly hampers the Company’s ability to hire and maintain highly qualified employees. The Board, therefore, recommends to the shareholders at the General Meeting to approve the Disapplication and grant the Board with authority to issue new class B shares under the employee equity compensation plans of the Company at its own discretion for a new five-year period.

The Board’s recommendations

1.	The Board therefore recommends to shareholders to approve the Disapplication for a new term as follows:

(a)

The Disapplication shall relate to a maximum of 3,100,000 (Three million one hundred thousand) class B shares, including to the extent relevant any class B shares issued in the form of ADS, to be issued solely for the purpose of the employee equity compensation of the Company;

(b)

The shares to be allotted thereunder shall be allotted at the discretion of the Board of Directors of the Company from time to time to any person or persons and at any price provided that such price shall not be below the par value of such shares;

(c)

The issue price of any shares allotted pursuant to the Disapplication should be at par value or at any price in excess of the par value, as may be determined by the Board from time to time, in order to allow maximum flexibility to the Company to issue and allot shares under the employee equity compensation plans; and

(d)

The Disapplication shall be valid for a period of five (5) years from the date of approval by the General Meeting (i.e. August 4, 2020) in accordance with Section 62 of the Law and shall only relate to shares issued for cash consideration.

Signed on June 17, 2020.

/s/ Sergey Solonin
Sergey Solonin
The Chairman of the Board of Directors
QIWI plc